Goldman Sachs (Asia) L.L.C.

68th Floor, Cheung Kong Center

2 Queen’s Road Central

Hong Kong

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

U.S.A.

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

One Bryant Park

New York, New York 10036

U.S.A.

As representatives of the several underwriters

VIA EDGAR

March 26, 2018

Mr. Justin Dobbie

Mr. J. Nolan McWilliams

Mr. Abe Friedman

Ms. Theresa Brillant

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	iQIYI, Inc. (CIK No. 0001722608)

        Registration Statement on Form F-1 (File No. 333-223263)

        Registration Statement on Form 8-A (File No. 001-38431)

Ladies and Gentlemen:

We, as representatives of the several underwriters, hereby join iQIYI, Inc. (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:30 p.m., Eastern Time on March 28, 2018, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, may orally request by telephone call that such Registration Statements be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated March 16, 2018 through the date hereof:

Preliminary Prospectus dated March 16, 2018:

3,742 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Goldman Sachs (Asia) L.L.C.

By:	/s/ Scott Chen
Name:	Scott Chen
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]

Very truly yours,

Credit Suisse Securities (USA) LLC

By:	/s/ Marc Bernstein
Name:	Marc Bernstein
Title:	Director

[Signature Page to Underwriters’ Acceleration Request]

Very truly yours,

Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Catherine Wang
Name:	Catherine Wang
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]